Mail Stop 0306

      May 9, 2005


Via U.S. Mail

Mr. James V. Gelly
Chief Financial Officer
777 East Wisconsin Avenue
Suite 1400
Milwaukee, Wisconsin 53202


	RE:	Rockwell Automation, Inc.
		Form 10-K for the fiscal year ended September 30, 2004 Form 10-Q for the quarter ended March 31, 2005
		File No. 1-12383

Dear Mr. Gelly:

     We have reviewed your response letter dated April 7, 2005 and have the following additional comments. We have limited our review to those issues we have addressed in our comments. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-K for the fiscal year ended September 30, 2004

Consolidated Financial Statements - Page 30

Note 1. Basis of Presentation and Accounting Policies - Page 35

Revenue Recognition - Page 35

1. We note your response to our prior comment 1(A) and require clarification. You indicate that you accrue for product returns as a currently liability in your balance sheet. Please supplementally tell us why, when the allowance for returns is recognized at the time of sales as a reduction of sales, the amounts accrued are not reported as a contra accounts receivable.

2. In a related matter, we note that you have reduced your revenues with regards to estimated returns. Please supplementally tell us your accounting treatment with regard to the corresponding cost of sales related to expected returns. Refer to SFAS 48, paragraph 7 and
SAB Topic 13.B.

3. Please refer to the table presented in Appendix A of your response to our prior comment 1(C) and provide the following supplementally:
a. Provide the requested information from the original comment on a gross basis rather than net.
b. Tell us why the ship from stock and credit rollforward is only presented for the U.S. and Canada. We note that you have overseas sales and operations.
c. Tell us why the rollforward for other rebates and incentives only contains "selected" information.
d. Provide further details on adjustment 3 in the second quarter of fiscal 2004. Explain why a conversion to the ship from stock and credit program caused such a large provision.
e. Further explain the fiscal 2004 adjustments. We note that there were $11 million of adjustments during the year due mostly to a time lag.
	Explain in your response how you accounted for each adjustment including journal entries. Tell us how and why the adjustments impacted your reported results of operations and financial condition.

Form 10-Q for the quarter ended March 31, 2005

Notes to Condensed Consolidated Financial Statements - Page 12

Note 10. Income Taxes - Page 12

4. Supplementally tell us why a tax benefit of $19.7 million from continuing operations and $7.5 million from discontinued operations results in a cash payment of $37.6 million. Explain why a tax benefit requires you to make a cash payment.


Item 4. Controls and Procedures - Page 29
5. We note your statement that the chief executive officer and company comptroller have concluded that the company`s disclosure controls and procedures are effective "to timely alert them to material information relating to the Company (including its consolidated subsidiaries) required to be included in our Exchange Act filings." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise future filings to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures. If you wish to include the definition in your conclusion, please ensure the definition is consistent with the definition included in Rule 13a-15(e) of the Exchange Act.



*    *    *    *


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Heather Tress, Staff Accountant, at (202)
824-
5263 or me at (202) 942-2861 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Michele Gohlke, Accounting Branch Chief, at
(202) 942-7903.


							Sincerely,



							Kate Tillan
							Assistant Chief Accountant
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Mr. James V. Gelly
Chief Financial Officer
Rockwell Automation, Inc.
May 9, 2005
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